Exhibit 3.8

AMENDMENT TO THE AMENDED & RESTATED BYLAWS

OF KFORCE INC.

The following amendment to Article I Section 8 of the Amended & Restated Bylaws of Kforce Inc., a Florida Corporation (the “Corporation”), effective February 5, 2004, was approved by the Corporation’s board of directors as of February 5, 2004 and shall replace Article I Section 8 in its entirety as follows:

“Section 8. Proxies. Except as otherwise provided by law, any shareholder entitled to vote at any meeting of the shareholders may either vote in person or be represented and vote at such meeting by proxy, by: (i) signing a written appointment form or having such appointment form signed by the shareholder’s authorized officer, director, employee, agent, or as otherwise permitted by law, by any reasonable means including, but not limited to, facsimile signature, or (ii) transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the proxy or to a proxy solicitation firm, proxy support service organization, registrar or agent authorized by the person who will be designated as the proxy to receive such transmission. Any telegram, cablegram or other means of electronic transmission must set forth or be submitted with information from which the inspector of elections or, if no inspector is appointed, such other persons can determine that the transmission was authorized by the shareholder. An appointment by proxy is valid for 11 months from the date of receipt by the Secretary or the officer or agent authorized to tabulate votes, unless a longer period is expressly provided in the appointment authorization.”